June 14, 2019

Kevin Gasque
Chief Financial Officer
Regalwood Global Energy Ltd.
1001 Pennsylvania Avenue NW, Suite 220 South
Washington, DC 20004

       Re: Regalwood Global Energy Ltd.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed March 15, 2019
           Form 10-Q for the Quarterly Period Ended March 31, 2019 Filed May 10, 2019
           File No. 001-38310

Dear Mr. Gasque:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2018

Exhibits 31.1 and 31.2

1. We note that the certifications provided exclude paragraph 4(b) after the end of the transition period that allows this omission. Please amend the filing to provide revised certifications. You may file an abbreviated amendment that is limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification. Refer to
      Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K.
 Kevin Gasque
FirstName LastNameKevinLtd.
Regalwood Global Energy Gasque
Comapany NameRegalwood Global Energy Ltd.
June 14, 2019
Page 2
June 14, 2019 Page 2
FirstName LastName
Form 10-Q for the Quarterly Period Ended March 31, 2019

Exhibits 31.1 and 31.2

2. We note the certifications provided do not include paragraph 4(b) and the introductory language in paragraph 4 referring to internal control over financial reporting after the end of the transition period that allows these omissions. Please amend the filing to provide revised certifications. You may file an abbreviated amendment that is limited to the cover page, explanatory note, signature page and paragraphs 1, 2, 4 and 5 of the certification.
         Refer to Exchange Act Rule 13a-14(a) and Item 601(b)(31) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact David Burton at (202) 551-3626 or Kevin Kuhar, Accounting Branch
Chief, at (202) 551-3662 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Electronics and Machinery